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                                                                       Exhibit 6

April 15, 1998



Gentlemen:

This Opinion is furnished in connection with the filing of Pre-Effective Amendment #1 to Registration #333-40745 for the Lincoln National Flexible Premium Variable Life Account F. In my capacity as Second Vice President - Business Engineering, I am familiar with the Registration Statement, its exhibits, and the policy forms associated with the Registration Statement. In my opinion:

 1. The fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Lincoln National Life Insurance Company.

 2. The illustrations of death benefits, policy values, and accumulated premiums shown in Appendix D to the Prospectus contained in the Registration Statement, based on the assumptions stated in the illustrations, are consistent with the assumptions stated in the policies. The rate structure of the policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be correspondingly more favorable to the prospective purchasers of policies that are the ages or classifications shown than to prospective purchasers for policies that are different ages or different classifications.

 3. The information contained in the illustrations in the section of the Prospectus entitled "Policy Benefits", based on the assumptions stated in the examples, is consistent with the provisions of the policies.

I hereby consent to the use of this opinion as an Exhibit to Pre-Effective Amendment # 1 to the Registration Statement and the use of my name under the heading "Experts" in the Prospectus contained in the Registration Statement.


Sincerely,

/s/ Denis G. Schwartz
Denis G. Schwartz, FSA
Second Vice President
Business Engineering